Filed by Tesla Motors, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: SolarCity Corporation

(Registration Statement No. 333-213390)

September 8, 2016

The following was posted on the website of Tesla Motors, Inc. on September 8, 2016.

*        *        *         *

Record Date for the Upcoming Tesla Special Stockholder Meeting in Connection with SolarCity Acquisition

In response to questions from certain Tesla investors, and subject to the normal SEC review and comment process of our Form S-4 registration statement, we currently expect that the record date for the determination of Tesla stockholders entitled to receive notice of, and to vote at, the Tesla special stockholders meeting in connection with the SolarCity acquisition will be sometime during the week of September 19, 2016.

*        *        *         *

FORWARD-LOOKING STATEMENTS; ADDITIONAL INFORMATION

Certain statements in this document, including statements relating to the proposed combination of SolarCity Corporation (“SolarCity”) and Tesla Motors, Inc. (“Tesla”) and the combined company’s future financial condition, performance and operating results, strategy and plans are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. In addition to factors previously disclosed in Tesla’s and SolarCity’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this transcript, the following factors, among others, could cause actual results to differ materially from forward-looking statements and historical performance: the ability to obtain regulatory approvals and meet other closing conditions to the transaction, including requisite approval by Tesla and SolarCity stockholders, on a timely basis or at all; delay in closing the transaction; the ultimate outcome and results of integrating the operations of Tesla and SolarCity and the ultimate ability to realize synergies and other benefits; business disruption following the transaction; the availability and access, in general, of funds to meet debt obligations and to fund ongoing operations and necessary capital expenditures; and the ability to comply with all covenants in the indentures and credit facilities of Tesla and SolarCity, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in Tesla’s and SolarCity’s most recent reports on Form 10-K and Form 10-Q and other documents of Tesla and SolarCity on file with the Securities and Exchange Commission. Tesla’s and SolarCity’s SEC filings are available publicly on the SEC’s website at www.sec.gov. Any forward-looking statements made or incorporated by reference herein are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except to the extent required by applicable law, Tesla and SolarCity undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Important Additional Information and Where to Find It

The transaction will be submitted to the stockholders of each of SolarCity and Tesla for their consideration. In connection with the proposed merger, Tesla has filed with the SEC a Registration Statement on Form S-4 (Registration Statement No. 333-213390) that includes a preliminary joint proxy statement/prospectus of SolarCity and Tesla, and will file other relevant documents concerning the proposed transaction. The Registration Statement on Form S-4 has not yet been declared effective by the SEC and is subject to revision. Tesla and SolarCity will provide the definitive joint proxy statement/prospectus to their respective stockholders after the Registration Statement has become effective. INVESTORS AND SECURITY HOLDERS OF SOLARCITY AND TESLA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/ PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE IN THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website, www.sec.gov.

No Offer or Solicitation

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

SolarCity, Tesla, and certain of their respective directors, executive officers and other members of management and employees, under SEC rules may be deemed to be participants in the solicitation of proxies from SolarCity and Tesla stockholders in connection with the proposed transaction. Information regarding the interests of the persons who may, under the rules of the SEC, be deemed participants in the solicitation of SolarCity and Tesla stockholders in connection with the proposed transaction will be set forth in the definitive joint proxy statement/prospectus when it is filed with the SEC. You can find more detailed information about SolarCity’s executive officers and directors in its definitive proxy statement filed with the SEC on April 21, 2016. You can find more detailed information about Tesla’s executive officers and directors in its definitive proxy statement filed with the SEC on April 15, 2016.